EXHIBIT 99.1

Brookfield Corporation Announces Strong 2022 Results

$15 billion of Capital Returned to Shareholders in 2022

Distributable Earnings of $5.2 billion and Net Income of $5.2 billion for the Year

BROOKFIELD, NEWS, Feb. 09, 2023 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) today announced financial results for the year ended December 31, 2022.

Nick Goodman, President of Brookfield Corporation, stated, “Financial results were very strong for the year. We generated $5.2 billion of distributable earnings and $5.2 billion of net income. Our results were driven by growth in our asset management franchise, the continued ramp-up in earnings from our insurance solutions business, and the resilience of our inflation-protected and highly cash generative global portfolio of real assets. We ended the year with approximately $125 billion of deployable capital as we look for new investment opportunities to enhance returns and further diversify our business.”

He continued, “We successfully completed the distribution to shareholders and listing of a 25% interest in our asset management business in December 2022. This is a milestone in Brookfield’s evolution and sets us up to execute on the next phase of growth, while adding approximately $40 billion of liquid assets to our investment portfolio.”

Operating Results

Excluding the impact of realizations recorded in the prior year, distributable earnings increased by 24% compared to the prior year.

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2022	2021	2022	2021
Net income[1]	$44	$3,461	$5,195	$12,388
Operating funds from operations[2,3]	1,135	1,237	4,618	3,761
Per Brookfield share[2,3]	0.68	0.74	2.78	2.27
Distributable earnings before realizations[2,3]	1,142	1,052	4,314	3,467
Per Brookfield share[2,3]	0.71	0.64	2.68	2.18
  Consolidated basis – includes amounts attributable to non-controlling interests.
  Excludes amounts attributable to non-controlling interests.
  See Reconciliation of Net Income to FFO, Distributable Earnings before realizations and Distributable Earnings on page 5 and Non-IFRS and Performance Measures section on page 9.

Our businesses continued to deliver very strong financial performance. Operating Funds from Operations (“Operating FFO”) was $4.6 billion for the year, representing growth of 23% compared to the prior year. Net income was $5.2 billion for the year. The comparative period net income included higher valuation and non-recurring disposition gains.

Distributable Earnings (“DE”) before realizations were $1.1 billion for the quarter and $4.3 billion for the year, an increase of 24% compared to last year. This was driven by strong contributions across the business. Our asset management franchise delivered growth of 26% compared to the prior year, insurance solutions continues to yield the benefits of re-deploying its highly liquid and short-duration portfolio into higher returning assets and the distributions from our operating businesses grew by 20% compared to the prior year. DE before realizations also benefited from acquisitions over the last year, including the acquisition of American National in May. Total DE for the quarter was $1.5 billion and $5.2 billion for the year.

Regular Dividend Declaration

The Board declared a quarterly dividend for the Corporation of $0.07 per share, payable on March 31, 2023 to shareholders of record as at the close of business on February 28, 2023.

Combined, Brookfield Corporation’s quarterly dividend of $0.07 per share and Brookfield Asset Management Ltd.’s (“BAM”) quarterly dividend of $0.32 per share (equivalent to $0.08 per Class A share held prior to the special distribution), would equate to $0.15 per Class A share held prior to the special distribution; representing a 7% increase compared to 2022.

The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

DE before realizations was $1.1 billion for the quarter and $4.3 billion for the year, representing an increase of 24% over the prior year. Total DE for the quarter was $1.5 billion and $5.2 billion for the year.

Our asset management business generated fee-related earnings of $576 million in the quarter and $2.1 billion for the year with inflows of $14 billion and $93 billion during the quarter and full year, respectively. Fee-bearing capital was $418 billion at the end of the year, an increase of approximately $11 billion during the quarter and $54 billion or 15% over the prior year. The increase in fee-bearing capital contributed to a 26% increase in fee-related earnings, when excluding performance fees, compared to last year. With a number of tailwinds accelerating for our highly differentiated asset management business, we are set to continue to deliver strong earnings growth in 2023 and beyond.

Our insurance solutions business generated distributable earnings of $170 million in the quarter and $388 million for the full year with the growth in earnings providing a natural interest rate hedge to our broader business. During the quarter, we re-deployed $2 billion of highly liquid and short-duration investments into higher yielding assets, increasing annualized DE to $650 million today.

Distributions from our operating businesses were $624 million for the quarter and $2.6 billion for the year, representing an increase of 20% compared to last year. Our operating businesses continue to demonstrate their resilience with strong cash generation. The essential nature of many of the businesses and assets that we own, the inflation linkage in their revenues, and the high cash margins they generate are proving to be differentiators in this environment, as supported by the 23% growth in Operating FFO compared to the prior year.

We invested and/or committed $81 billion of capital to new investments during the year and advanced monetizations on numerous mature assets.

We continue to acquire high-quality businesses and assets during the quarter, including $2.5 billion to acquire a global leader in third-party audience measurement and $3.1 billion for a portfolio of luxury hotels in the U.S. at a deep discount to intrinsic value.

Our monetization pipeline across our businesses remains strong. We recently sold a student housing business in the U.K. for $4.5 billion, a portfolio of telecom towers in New Zealand for $1.1 billion and several electricity transmission lines in Brazil for $0.8 billion, with numerous other sales processes in progress. Additionally, we generated disposition gains of $360 million from the sale of principal investments during the year.

We ended the year with approximately $125 billion of capital available to deploy into new investments.

We have significant group-wide liquidity with approximately $37 billion of cash, financial assets and undrawn credit lines at the Corporation and our affiliates, and $87 billion of uncalled fund commitments.

We continue to have strong access to capital, and in December completed a C$1 billion issuance of 10-year bonds at 5.43%. Also in December, we received a credit rating upgrade from Moody’s on our senior unsecured debt to A3, reflecting the strengthening and resiliency of the inflation-linked cash flows generated across our business. With this rating upgrade, we now have an A- or equivalent rating on our unsecured senior debt from S&P, Fitch, Moody’s and DBRS.

We have been actively repurchasing shares. In total, we returned approximately $15 billion of capital to shareholders, including $686 million of open market share repurchases, regular dividends and our special distribution of BAM shares. In addition, our balance sheet remains conservatively capitalized and we have no maturities until 2024.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)		December 31		December 31
		2022		2021
Assets
Cash and cash equivalents		$14,396		$12,694
Other financial assets		26,899		16,546
Accounts receivable and other		30,208		33,718
Inventory		12,843		11,415
Equity accounted investments		47,094		46,100
Investment properties		115,100		100,865
Property, plant and equipment		124,268		115,489
Intangible assets		38,411		30,609
Goodwill		28,662		20,227
Deferred income tax assets		3,403		3,340
Total Assets		$441,284		$391,003

Liabilities and Equity
Corporate borrowings		$11,390		$10,875

Accounts payable and other		57,620		55,694
Non-recourse borrowings in entities that we manage		203,005		165,057
Subsidiary equity obligations		4,188		4,308
Deferred income tax liabilities		23,190		20,328

Equity
Non-controlling interests in net assets	$98,138		$88,386
Preferred equity	4,145		4,145
Common equity	39,608	141,891	42,210	134,741
Total Liabilities and Equity		$441,284		$391,003

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2022	2021	2022	2021
Revenues	$24,213	$21,787	$92,769	$75,731
Direct costs[1]	(18,218)	(16,631)	(70,828)	(57,563)
Other income and gains	989	21	1,594	3,099
Equity accounted income	273	633	2,613	2,451
Expenses
Interest	(3,285)	(2,044)	(10,702)	(7,604)
Corporate costs	(33)	(30)	(122)	(116)
Fair value changes	(1,811)	1,980	(977)	5,151
Depreciation and amortization	(1,989)	(1,739)	(7,683)	(6,437)
Income tax	(95)	(516)	(1,469)	(2,324)
Net income	$44	$3,461	$5,195	$12,388

Net (loss) income attributable to:
Brookfield shareholders	$(316)	$1,118	$2,056	$3,966
Non-controlling interests	360	2,343	3,139	8,422
	$44	$3,461	$5,195	$12,388

Net (loss) income per share
Diluted	$(0.23)	$0.66	$1.19	$2.39
Basic	(0.23)	0.69	1.22	2.47
  Direct costs exclude depreciation and amortization expenses disclosed above.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO FFO AND DISTRIBUTABLE EARNINGS

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2022	2021	2022	2021
Net income	$44	$3,461	$5,195	$12,388
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	938	432	1,840	1,355
Fair value changes	1,811	(1,980)	977	(5,151)
Depreciation and amortization	1,989	1,739	7,683	6,437
Deferred income taxes	(285)	292	191	1,210
Realized disposition gains in fair value changes or prior periods	213	394	903	2,861
Non-controlling interests in FFO[2]	(2,878)	(2,609)	(10,495)	(11,542)
Funds from operations[3,4]	1,832	1,729	6,294	7,558

Less: total disposition gains	(417)	(351)	(1,121)	(3,082)
Less: realized carried interest, net	(280)	(141)	(555)	(715)
Operating Funds from operations[3,4]	1,135	1,237	4,618	3,761

Less: net invested capital FFO	(624)	(719)	(2,655)	(1,952)
Less: asset management business FFO	(511)	(518)	(1,963)	(1,809)
Corporate activities	(163)	(116)	(595)	(462)
Insurance solutions operating earnings	170	21	388	30
Distributions from investments	624	637	2,558	2,128
Distributions from asset management business	534	539	2,061	1,892
Equity-based compensation	18	9	62	36
Preferred share dividends	(41)	(38)	(160)	(157)
Distributable earnings before realizations[3]	1,142	1,052	4,314	3,467
Realized carried interest, net[5]	280	141	555	715
Disposition gains from principal investments	76	108	360	2,100
Distributable earnings[3]	$1,498	$1,301	$5,229	$6,282
  Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.
  Excludes amounts attributable to non-controlling interests.
  Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

SEGMENT OPERATING FUNDS FROM OPERATIONS

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2022	2021	2022	2021
Asset management	$511	$518	$1,963	$1,809
Renewable power and transition	108	75	379	244
Infrastructure	135	120	501	426
Private equity	230	224	945	655
Real estate	179	421	953	1,004
Corporate	(28)	(121)	(123)	(377)
Operating funds from operations[1,2]	1,135	1,237	4,618	3,761
Realized carried interest, net	280	141	555	715
Disposition gains	417	351	1,121	3,082
Funds from operations[1,2]	$1,832	$1,729	$6,294	$7,558

Per share[3]
Total Operating FFO	$0.68	$0.74	$2.78	$2.27
Total FFO	$1.12	$1.04	$3.82	$4.67
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.
  Excludes amounts attributable to non-controlling interests.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2022	2021	2022	2021
Asset management	$791	$659	$2,518	$2,524
Renewable power and transition	108	75	401	1,044
Infrastructure	154	102	640	797
Private equity	273	271	1,026	2,031
Real estate	534	713	1,744	1,442
Corporate	(28)	(91)	(35)	(280)
Funds from operations[1,2,3]	$1,832	$1,729	$6,294	$7,558

Per share[4]
Total FFO	$1.12	$1.04	$3.82	$4.67
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.
  Excludes amounts attributable to non-controlling interests.
  Includes disposition gains.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

EARNINGS PER SHARE

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2022	2021	2022	2021
Net income	$44	$3,461	$5,195	$12,388
Non-controlling interests	(360)	(2,343)	(3,139)	(8,422)
Net (loss) income attributable to shareholders	(316)	1,118	2,056	3,966
Preferred share dividends[1]	(39)	(37)	(150)	(148)
Dilutive effect of conversion of subsidiary preferred shares	—	—	—	(26)
Net (loss) income available to common shareholders	(355)	1,081	1,906	3,792
Dilutive impact of exchangeable shares of affiliate	—	1	5	2
Net (loss) income available to common shareholders including dilutive impact of exchangeable shares	$(355)	$1,082	$1,911	$3,794

Weighted average shares	1,574.8	1,568.4	1,567.5	1,536.5
Dilutive effect of conversion of options and escrowed shares using treasury stock method[2] and exchangeable shares of affiliate	—	62.7	40.7	50.4
Shares and share equivalents	1,574.8	1,631.1	1,608.2	1,586.9

Diluted earnings per share[3]	$(0.23)	$0.66	$1.19	$2.39
  Excludes dividends paid on perpetual subordinated notes of $2 million (2021 – $1 million) and $10 million (2021 – $9 million) for the three months and year ended December 31, 2022, which are recognized within net income.
  Includes management share option plan and escrowed stock plan.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2022	2021	2022	2021
Distributions from asset management business	$534	$539	$2,061	$1,892

Insurance solutions operating earnings	170	21	388	30

Perpetual affiliates	619	665	2,434	2,127
Corporate cash and financial assets	(6)	(22)	77	42
Other principal investments	11	(6)	47	(41)
Distributions from investments	624	637	2,558	2,128

Corporate activities	(163)	(116)	(595)	(462)
Preferred share dividends	(41)	(38)	(160)	(157)
Add back: equity-based compensation costs	18	9	62	36
Distributable earnings before realizations	1,142	1,052	4,314	3,467
Realized carried interest, net	280	141	555	715
Disposition gains from principal investments	76	108	360	2,100
Distributable earnings[1]	$1,498	$1,301	$5,229	$6,282
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months and year ended December 31, 2022, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter and year ended December 31, 2022, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield Corporation’s external auditor.

Brookfield Corporation’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Corporation’s 2022 Year End Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield Corporation’s website under the Reports & Filings section at www.bn.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. EST, please pre-register at https://register.vevent.com/register/BI10eaa1188b6d47ee8623456993378c04. Upon registering, you will be emailed a dial-in number, and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/go/bnQ4-2022. For those unable to participate in the Conference Call, the telephone replay will be archived and available until February 23, 2023. To access this rebroadcast, please visit:
https://register.vevent.com/register/BI10eaa1188b6d47ee8623456993378c04.

About Brookfield Corporation
Brookfield Corporation (NYSE/TSX: BN) is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, we leverage our deep expertise as an owner and operator of real assets, as well as the scale and flexibility of our capital, to create value and deliver strong risk-adjusted returns across market cycles. With significant capital underpinned by a conservatively capitalized balance sheet, Brookfield Corporation is well positioned to pursue significant opportunities for growth.

Please note that Brookfield Corporation’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.bn.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.bn.brookfield.com or contact:

Communications & Media: Sebastien Bouchard Tel: (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial information are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and includes realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  Operating FFO represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We make reference to Distributable Earnings (“DE”), which is referring to the sum of distributions from our asset management business, operating earnings from our insurance solutions business, distributions received from our ownership of investments, realized carried interest and disposition gains from principal investments, net of Corporate Activities FFO, preferred share dividends and equity-based compensation costs. We also make reference to DE before realizations, which refers to DE before realized carried interest and realized disposition gains from principal investments. We believe these measures provide insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

We use FFO and DE to assess our operating results and the value of Brookfield Corporation’s business and believe that many shareholders and analysts also find these measures of value to them.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include FFO and DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.bn.brookfield.com.

Notice to Readers

Brookfield Corporation is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring the impact of current market or economic conditions on our operating businesses, the future state of the economy or the securities market and expected future deployment of capital and dispositions as well as statements regarding future earnings.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Corporation or Brookfield Asset Management Ltd. to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and related global economic disruptions; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including real estate, renewable power and transition, infrastructure, private equity, and credit; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).

Target returns and growth objectives set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that Brookfield Corporation will achieve the target returns or growth objectives or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Corporation believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Corporation makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.